UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 4d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Roundy’s, Inc.

(Name of Subject Company)

Roundy’s, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

779268 101

(CUSIP Number of Class of Securities)

Robert A. Mariano

Chairman, President and Chief Executive Officer

c/o Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Telephone: (414) 231-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard J. Campbell, P.C.

Robert Goedert

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents related to the proposed acquisition of Roundy’s, Inc. (the “Company”) by KS Merger Sub Inc., a Delaware corporation (“Acquisition Sub”) and wholly-owned subsidiary of The Kroger Co., an Ohio corporation (“Parent”), pursuant to the Agreement and Plan of Merger, dated November 10, 2015 by and among the Company, Parent, and Acquisition Sub:

•	Exhibit A: Letter to Roundy’s, Inc. Associates from Robert A. Mariano, distributed on November 11, 2015

•	Exhibit B: Questions and Answers for Roundy’s, Inc. Associates, distributed on November 11, 2015

•	Exhibit C: About The Kroger Co. Fact Sheet for Roundy’s, Inc. Associates, distributed on November 11, 2015

Additional Information

The tender offer descried in this document (the “Offer”) has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of Common Stock of the Company will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Company and Parent intend to mail these documents to the Company’s stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.roundys.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decision with respect to the Offer because they contain important information, including the terms and conditions of the Offer.

Forward-Looking Statements

This communication contains forward-looking statements about the Company’s future performance, which are based on management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the SEC.

Exhibit A

ROUNDY’S SUPERMARKETS, INC.

PICK ‘N SAVE . COPPS . METRO MARKET . MARIANO’S

PO Box 473

Milwaukee, WI 53201

414-231-5000

November 11, 2015

Dear Fellow Employees:

Today is an exciting day for Roundy’s. This morning we announced a definitive agreement to merge with The Kroger Co. This strategic partnership will give both retailers – and associates at each company – more opportunities to grow and serve our customers in key areas.

I have long known and admired Kroger as an industry leader. The four tenets of Kroger’s Customer 1st Strategy have been the reason for their success:

•	Our people are great!

•	I get the products I want, plus a little.

•	The shopping experience makes me want to return.

•	Our prices are good.

You can see that our cultures share very similar values. The success of both companies can be largely attributed to these four principles. Today marks the start of a great partnership and I am truly excited about the opportunities ahead.

Kroger’s scale and financial strength will help Roundy’s invest in our Wisconsin stores while allowing us to continue our growth in Chicago. Our talented team members, outstanding store locations and shared commitment to putting customers first were the primary reasons Kroger sought to combine strengths and merge with Roundy’s.

The transaction is expected to close around year-end. There are no plans to close any stores at this time or to change banner names and we do not anticipate any layoffs at this time as a result of the merger. Our headquarters will remain in Milwaukee and the management team and I will continue to lead Roundy’s.

I know you will have many questions about the merger and, to that end; I have attached the press release from this morning’s announcement as well as a list of FAQ’s, Kroger’s internal newsletter and a Kroger Fact Sheet. I ask all of you to read them carefully and in their entirety. We have also established an internal channel to answer any additional questions you may have about the merger, Employee.Communication@roundys.com.

I am excited about Roundy’s becoming a member of the Kroger family of companies. I hope you will join me in sharing my enthusiasm as we look forward to accomplishing great things together. Thank you for all you have done to make this partnership possible. It’s a privilege to work with each of you.

Sincerely,

Robert A. Mariano

Chairman, President and Chief Executive Officer

Roundy’s Inc.

Additional Information

The tender offer descried in this document (the “Offer”) has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Roundy’s, Inc. (the “Company”). The solicitation and the offer to buy shares of Common Stock of the Company will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Company and Parent intend to mail these documents to the Company’s stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.roundys.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decision with respect to the Offer because they contain important information, including the terms and conditions of the Offer.

Forward-Looking Statements

This communication contains forward-looking statements about the Company’s future performance, which are based on management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the SEC.

Exhibit B

Kroger & Roundy’s Announce Merger Agreement

Questions & Answers for Roundy’s Associates

November 11, 2015

Today’s News

We are pleased to announce that The Kroger Co. and Roundy’s, Inc., have signed an agreement to form a merger of the two companies. Roundy’s, based in Milwaukee, has more than 22,000 associates who work in and support 151 stores in the greater Chicago area and in Wisconsin.

These Roundy’s supermarkets include 34 Mariano’s stores in greater Chicago, and 117 stores in Wisconsin operating under three banners: Pick ‘n Save, Copps and Metro Market. Roundy’s also operates two distribution centers and one commissary – all located in Wisconsin.

Together, Kroger and Roundy’s will operate 2,774 supermarkets and employ more than 422,000 associates across 35 states and the District of Columbia.

Questions & Answers

What happens next?

Kroger will commence an offer to acquire the outstanding shares of Roundy’s. We would expect to close the transaction by the end of the calendar year. The transaction is subject to at least 50.1% of Roundy’s outstanding shares being tendered to Kroger and other customary conditions. For now, both Kroger- and Roundy’s-operated stores will continue to operate as usual until the merger transaction closes and we are ready to move forward with plans to integrate our operations. After closing, we will keep leaders and associates informed of our key integration steps and progress on an ongoing basis.

Why did Kroger want to merge with Roundy’s?

Roundy’s brings to Kroger an expanded footprint with a complementary base of 151 stores and 101 pharmacies in new markets, including Milwaukee, Madison and Northern Wisconsin, which are served under the Pick ‘n Save, Copps and Metro Market banners. The merger also provides Kroger with a stronger presence in the Chicagoland grocery market, where Roundy’s operates 34 stores under the Mariano’s banner.

What will Kroger bring to Roundy’s?

Kroger’s scale and financial strength will help Roundy’s invest in its home state of Wisconsin while continuing to grow in Chicago. We are committed to investing in Roundy’s people, stores and merchandising to deliver a fantastic customer experience that will increase customer loyalty and grow the business.

Why do we think this merger will be successful?

Kroger has a long history of successfully integrating with our merger partners, sharing the best of what each company has to offer while maintaining and enhancing the culture that made each great. We did this during the merger with Dillons in 1983, with Fred Meyer in 1999, and

11/11/15	The Kroger Co. Confidential	1

most recently with Harris Teeter in 2014. Learning from each other and combining the best of each company has been the cornerstone of success in the mergers we have done through the years. We look forward to the same success with Roundy’s.

Our goal in this process is to support the continued success of Roundy’s and Kroger as we combine our companies. We believe that this merger will strengthen both of our organizations and deepen our connections with our customers and communities. At the same time, we are excited to welcome more than 22,000 Roundy’s associates to the Kroger family of companies. We look forward to working together to serve our customers, and to learning much from each other as partners in the coming weeks and months.

How will Roundy’s operate its stores as part of Kroger?

After the transaction closes, Roundy’s will continue to operate its stores as a subsidiary of The Kroger Co. and will continue to be led by Bob Mariano, its current president and CEO.

Will the headquarters location change?

Roundy’s will continue to operate from its current headquarters office in Milwaukee.

When will we begin plans to integrate operations?

Stores in Kroger’s family of companies and Roundy’s will continue to operate as usual while we wait for completion of the tender offer and customary approvals. The merger is expected to close by the end of the calendar year.

How long will the integration process take place?

Our integration efforts will begin after closing. While we do not have a specific time frame for completion, it is important to note that Kroger has a strong history of patiently working to achieve integration and synergy goals, which set the stage for long-term growth.

Do any markets have both Kroger and Roundy’s stores?

In Chicago, Kroger operates 13 Food 4 Less price impact warehouse stores and Roundy’s operates 34 Mariano’s stores.

Will we change the Roundy’s banner names?

We have no plans to change banner names at this time.

Will Roundy’s stores start carrying Kroger brand products?

Roundy’s will continue to carry Roundy’s brands. After the merger closes, teams from both organizations will come together to develop Merchandising plans and capture the best of both companies.

Will Roundy’s still offer double coupons?

Kroger’s coupon policy is determined at the division level, and Roundy’s has indicated it has no plans to change its current coupon policies.

11/11/15	The Kroger Co. Confidential	2

What should we tell customers who have questions?

Please emphasize that our Kroger team is excited to expand our family of companies, and we are committed to providing excellent service, selection and value, as always. We know that Roundy’s is similarly committed. Customers with questions are welcome to contact Kroger at 1-800-KROGERS at any time.

My Job, Pay & Benefits

Could some stores close eventually?

We have no plans to close stores, and Roundy’s associates will continue to have employment opportunities with the company.

Will the distribution & commissary facilities in Wisconsin remain open?

Yes, the Roundy’s distribution centers in Oconomowoc and Mazomanie, Wis., and the commissary in Kenosha, Wis., will continue to operate as usual.

Will there be layoffs as a result of this merger?

Kroger believes our associates are the most important part of our company. We are excited to welcome Roundy’s associates to the Kroger family, and we will continue to rely on their talent and expertise to serve shoppers every day. We do not anticipate any layoffs as a result of this merger at this time. As we move through the integration process during the next several months, it is possible that there will be limited duplication of efforts in some functional areas. We will be in a position to learn and share more on an ongoing basis after the merger closes.

Will there be career opportunities at other locations?

Kroger is a large organization with tremendous opportunities across many retail and functional areas in 34 states and the District of Columbia. We promote growth and change at all levels in the organization – we call this our ‘opportunity culture’ – and we are always looking for and finding opportunities for talented individuals.

If I’m an associate in a collective bargaining unit, how will the merger affect my compensation and benefits?

Post-closing, your compensation and benefits will continue to be governed by the terms and provisions of your collective bargaining agreement in place today.

How will the merger affect other associates’ compensation and benefits?

Under the merger agreement, your base salary or regular wages will not be decreased, and the overall value of your compensation and benefits after closing will remain comparable to what you have today, or comparable to a Kroger associate in a similar position, for a period of at least 18 months.

If I have any other pay, benefits or Human Resources questions, what should I do?

If you have additional questions about the merger at this time, please email Employee.Communication@roundy’s.com.

11/11/15	The Kroger Co. Confidential	3

About The Kroger Co.

Kroger, one of the world’s largest retailers, employs nearly 400,000 associates who serve customers in 2,623 supermarkets and multi-department stores in 34 states and the District of Columbia under two dozen local banner names including Kroger, City Market, Dillons, Food 4 Less, Fred Meyer, Fry’s, Harris Teeter, Jay C, King Soopers, QFC, Ralphs and Smith’s. The company also operates 781 convenience stores, 327 fine jewelry stores, 1,350 supermarket fuel centers and 37 food processing plants in the U.S. Recognized by Forbes as the most generous company in America, Kroger supports hunger relief, breast cancer awareness, the military and their families, and more than 30,000 schools and community organizations. Kroger contributes food and funds equal to 200 million meals a year through more than 100 Feeding America food bank partners. A leader in supplier diversity, Kroger is a proud member of the Billion Dollar Roundtable and the U.S. Hispanic Chamber’s Million Dollar Club.

Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Roundy’s, Inc. (“Roundy’s”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and KS Merger Sub Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and Roundy’s will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Roundy’s are urged to read these documents carefully when they become available, because they will contain important information that holders of Roundy’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Roundy’s at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

Forward-Looking Statements

This document contains certain forward-looking statements about the future performance of Kroger. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as “expect,” “intend,” “guidance,” “will” and similar words. Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include the specific risk factors identified in “Risk Factors” and “Outlook” in Kroger’s annual report on Form 10-K for our last fiscal year and any subsequent filings, as well as the following:

•

Kroger’s ability to achieve sales, earnings and cash flow goals may be affected by: labor negotiations or disputes; changes in the types and numbers of businesses that compete with Kroger; pricing and promotional activities of existing and new competitors, including non-traditional competitors, and the aggressiveness of that competition; Kroger’s response to these actions; the state of the economy, including interest rates, the inflationary and deflationary trends in certain commodities, and the unemployment rate; the effect that fuel costs have on

11/11/15	The Kroger Co. Confidential	4

consumer spending; volatility of fuel margins; changes in government-funded benefit programs; manufacturing commodity costs; diesel fuel costs related to Kroger’s logistics operations; trends in consumer spending; the extent to which Kroger’s customers exercise caution in their purchasing in response to economic conditions; the inconsistent pace of the economic recovery; changes in inflation or deflation in product and operating costs; stock repurchases; Kroger’s ability to retain pharmacy sales from third party payors; consolidation in the healthcare industry, including pharmacy benefit managers; Kroger’s ability to negotiate modifications to multi-employer pension plans; natural disasters or adverse weather conditions; the potential costs and risks associated with potential cyber-attacks or data security breaches; the success of Kroger’s future growth plans; and the successful integration of Harris Teeter and Roundy’s. Kroger’s ability to achieve sales and earnings goals may also be affected by Kroger’s ability to manage the factors identified above.

•	Kroger’s ability to use cash flow to continue to repurchase shares, fund dividends, increase capital investments, and maintain Kroger’s investment grade debt rating could be affected by unanticipated increases in net total debt, Kroger’s inability to generate cash flow at the levels anticipated, and Kroger’s failure to generate expected earnings.

•	Kroger’s commencement of a tender offer will be contingent upon the merger agreement not being terminated prior to the commencement of the offer. The requirement to consummate the merger will be contingent upon the merger agreement being in effect and the conditions to the merger being satisfied or waived. The closing of the transaction could fail to occur before the end of calendar year 2015 if the tender offer does not achieve the anticipated results, if the conditions to closing are not satisfied or are not satisfied in a timely manner, or if the merger agreement is terminated as provided in the agreement.

•	Kroger’s ability to finance the transaction with debt will depend on the availability of the debt markets, including commercial paper, our credit facility, and other sources of debt financing.

Kroger assumes no obligation to update the information contained herein. Please refer to Kroger’s reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties.

11/11/15	The Kroger Co. Confidential	5

Exhibit C

About The Kroger Co.
The Kroger Co. is one of the world’s largest grocery retailers, with fiscal 2014 sales of $108.5 billion. Kroger’s family of companies spans many states, with associates who work at grocery and multi-department stores, convenience stores, manufacturing plants, warehouses, offices and other facilities. We operate under nearly two dozen store banners, all of which share the same commitment to serving our customers and building strong local ties with our communities. Our dynamic team of great people has fueled our success and growth through the years, leading to even more career opportunities for those who follow. Here are a few highlights:
• Nearly 400,000 associates are part of our Kroger family across the country.
• We operate 2,623 grocery retail stores in 34 states and the District of Columbia under nearly two dozen local banners, including Kroger, City Market, Dillons, Food 4 Less, Fred Meyer, Fry’s, Harris Teeter, Jay C, King Soopers, QFC,
Ralphs and Smith’s. Our store formats include supermarkets, price-impact warehouse stores, and multi-department stores, which are like supercenters.
• Kroger also runs 781 convenience stores under five banners in 19 states. Our convenience stores provide valuable support for the rapid expansion of our supermarket fuel centers.
• Kroger operates 1,350 fuel centers at our supermarkets – a natural addition to our one-stop-shopping strategy.
• Kroger operates 37 food processing or manu- facturing facilities, including dairies, bakeries and grocery products plants – that make high- quality private-label products that offer value for our customers.
• We also have 327 fine jewelry stores under names like Fred Meyer Jewelers, Littman Jewelers, Barclay Jewelers, and Fox’s Jewelers.
• Kroger is the only major U.S. supermarket company to operate an economical three-tier distribution system.
• We have a long history of bringing help and hope to our communities. We contribute more than $280 million annually in funds, food and products to help our neighbors. This includes support for more than 100 Feeding America food bank partners.

KROGER OPERATED SUPERMARKETS

QFC
Fred Meyer
Smith's
City Market
Ralphs
King Soopers
Food 4 Less
Fry's
Dillons
Kroger
Harris Teeter

KROGER-OPERATED MANUFACTURING FACILITIES

DAIRY
GROCERY
MEAT
BAKERY

KROGER OPERATED SUPERMARKETS KROGER-OPERATED MANUFACTURING FACILITIES

KROGER BY THE NUMBERS

$108.5 BILLION
2014 TOTAL SALES
36 DISTRIBUTION CENTERS
NEARLY 400,000 ASSOCIATES COMPANY-WIDE
781 CONVENIENCE STORES
SAME-STORE SALES GROWTH OF 5.2% (WITHOUT FUEL)
327 FINE JEWELRY STORES
2,623 SUPERMARKETS AND MULTI-DEPARTMENT STORES
200 MILLION MEALS DONATED THROUGH MORE THAN 100 FEEDING AMERICA FOOD BANK PARTNERS
WE COVER 34 STATES AND THE DISTRICT OF COLUMBIA
2.5 BILLION KILOWATTS OF ELECTRICITY SAVED, THE CARBON EQUIVALENT OF TAKING 365,000 CARS OFF THE ROAD FOR A YEAR!
ALMOST 175 MILLION PRESCRIPTIONS FILLED
1,350 SUPERMARKET FUEL CENTERS
37 FOOD PROCESSING PLANTS

KROGER FAMILY OF COMPANIES

Kroger, Dillons, Smith's, The Little Clinic, Fry's, King Soopers, Food 4 Less, Fred Meyer, City Market, QFC, Harris Teeter, Baker's, Owen's, Ralphs, Pay Less, 84.51°, Vitacost.com, Gerbes, Jay C, Fred Meyer Jewelers, Kroger Personal Finance, Foods Co, Kroger Corporate Brands & Manufacturing, Ruler Foods

KROGER BY THE NUMBERS
Did you know that The Kroger Co. is the largest traditional grocery retailer in the United States?
KROGER FAMILY OF COMPANIES $108.5 BILLION 2014 TOTAL SALES 36 DISTRIBUTION CENTERS SAME-STORE SALES GROWTH OF 5.2% (WITHOUT FUEL) 200 MILLION MEALS DONATED THROUGH MORE THAN 100 FEEDING AMERICA 327 FINE JEWELRY STORES WE COVER 34 STATES AND THE DISTRICT OF COLUMBIA ALMOST 175 MILLION PRESCRIPTIONS FILLED 2.5 BILLION KILOWATTS OF ELECTRICITY SAVED, THE CARBON EQUIVALENT OF TAKING 365,000 CARS OFF THE ROAD FOR A YEAR! 2,623 SUPERMARKETS AND MULTI- DEPARTMENT STORES
1,350 SUPERMARKET FUEL CENTERS 37 FOOD PROCESSING PLANTS NEARLY 400,000 ASSOCIATES COMPANY-WIDE 781 CONVENIENCE STORES

The Kroger Co.’s Rich Heritage
In 1883, Barney Kroger invested his life savings of $372 to open a grocery store at 66 Pearl Street in downtown Cincinnati. The son of a merchant, he ran his business with a simple motto: “Be particular. Never sell anything you would not want yourself.” With more than 130 years of experience, the great heritage of customer service remains relevant today. Many aspects of the company’s business today trace their roots to Mr. Kroger’s early efforts to serve his customers. Consider two specialty departments that today are regular fixtures in the company’s supermarkets – bakeries and meat and seafood shops. In the early 1900s, most grocers bought their bread from indepen- dent bakeries. But Mr. Kroger, always pursuing quality as the key ingredient for profit, recog- nized that if he baked his own bread, he could reduce the price for his customers and still make money. So he became the first grocer in the country to establish his own bakeries. He was also the first to sell meats and groceries under one roof.
Kroger today has one of the largest food manufacturing businesses in America. Nearly half of the 18,000 private-label items found in the company’s stores today are made at one of our manufacturing plants. These “corporate brands” today account for more than 25% of the grocery dollar sales at Kroger, giving our customers great value and our company a strategic advantage.Mergers have played a key role in Kroger’s growth through the years. In 1983, 100 years after the company’s founding, Kroger merged with Kan-sas-based Dillon Companies, Inc., to become a coast-to-coast operator of food, drug and convenience stores. The biggest merger in Kroger’s history came in 1999, when the company teamed up with Fred Meyer, Inc., based in Portland, Ore., to create a supermarket chain with the broadest geographic coverage and widest variety of formats in the food retailing industry. This merger also enabled Kroger to generate huge economies of scale in purchasing, manufacturing, information systems and logistics.
As in the past, we continue to have a vibrant growth strategy today and look for opportunities to both expand our presence in existing markets and enter new ones. More recent mergers with Harris Teeter, based in North Carolina, online retailer Vitacost, based in Boca Raton, Fla., and other key groups are excellent examples of this strategy in action. Our Customer 1st strategy guides our way as we focus on bringing the best of Kroger to new partners in new markets.
The business principles that made the first Kroger store successful in 1883 – service, selection and value – continue to guide the company’s operations today. From one tiny grocery store in Cincinnati more than a century ago, Barney Kroger laid the foundation for what today ranks as one of the largest companies in America. The company also remains true to its roots in the communities where we live and work, supporting big and small organizations that help those in need.